Mail Stop 4561

January 18, 2006


By U.S. Mail

J. Donald Boggus, Jr.
President and Chief Executive Officer
Crescent Banking Company
7 Caring Way
Jasper, GA  30143

	Re:	Crescent Banking Company
		Form 10-K for the year ended December 31, 2004
		File No. 0-20251

Dear Mr. Boggus:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Paul Cline
								Senior Accountant